Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THIS FILING CONSISTS OF INFORMATION POSTED TO THE EMPLOYEE SECTION OF THE www.stantec.com/keithco WEBSITE, REGARDING THE PROPOSED COMBINATION OF STANTEC INC. AND THE KEITH COMPANIES, INC.

Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000  Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000  Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

CEO Forum Message – June 24, 2005
Message from Tony Franceschini

On June 15 – 17 we were happy to host Eric Nielsen here in Edmonton during our semi-annual Strategic Planning Session of the Stantec leadership team.

The sessions are an integral part of our annual business plan development for each profit center.

Eric had the opportunity to meet Stantec’s senior leadership of over 30 staff representing all geographic regions, practice areas, and corporate resources groups. It also gave the Stantec leadership a chance to meet Eric and get a better picture of what The Keith Companies is all about and how we will be able to work as one team.

Eric called me after his return to California and made several comments that I found important. He stated, “I was very impressed with Stantec leadership’s ability and willingness to incorporate the thoughts and ideas of such a large group into such an important meeting which could otherwise be very challenging to manage. It tells me a lot about the company and the members of the management team. I also could not have felt more welcome in an unfamiliar setting.”

Eric was a welcome addition to our SPT meetings. I was encouraged by the dialogue shared during the sessions, not only about Stantec and TKC but also about where Stantec is going and how we can fully reach our potential as a North American leading professional services firm.

Both TKC and Stantec leadership are continuing to work hard at the integration planning process and over the next month we expect more detailed information to come available that we will be able to share with all of you. As we work through our policies, procedures, and practices we are finding many similarities between the two firms.

What’s even more encouraging is that we are finding many ways to improve our operations by combining the best practices of Stantec and TKC, and that is what will make our combined firm stronger and successful in the future.

– Tony Franceschini